UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Square, Inc.

(Name of Issuer)

Common Stock A Common Stock

$0.0000001 par value per share

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d- 1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 852234103	Page 2 of 4

1.	Names of Reporting Persons Starbucks Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,456,955.3 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,456,955.3 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,456,955.3 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.54%(2)
12.	Type of Reporting Person CO

(1) Represents 9,456,955.3 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock of the Issuer that the Reporting Person has the right to acquire upon exercise of a Warrant to purchase Class B Common Stock that is owned by the Reporting Person and currently exercisable in full.

(2) The ownership percentage above is calculated based on 198,746,620 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the issuer to the reporting person, plus the assumed exercise of the Warrant beneficially owned by the Reporting Person and conversion of the underlying shares of Class B Common Stock to Class A Common Stock.

13G

CUSIP No. 852234103	Page 3 of 4

ITEM 1.

(a)	Name of Issuer: Square, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1455 Market Street, Suite 600, San Francisco, CA 94103

ITEM 2.

(a)	Name of Person Filing: Starbucks Corporation

(b)	Address of Principal Business Office, or if None, Residence: 2401 Utah Avenue South, Suite 800, Seattle WA 98134

(c)	Citizenship: Washington

(d)	Title of Class of Securities: Class A Common Stock, $0.0000001 par value per share

(e)	CUSIP Number: 852234103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page.

(b)	Percent of class: See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATIONS.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            February 16, 2017

(Date)

/s/ Sophie Hager Hume

(Signature)

Sophie Hager Hume, vice president, assistant general counsel and assistant secretary

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.